1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
_____________________________
FORM 6-K
_____________________________
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2024
(Commission File Number: 001-14700)
_____________________________
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
_____________________________
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan, R.O.C.
(Address of Principal Executive Offices)
_____________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: April 8, 2024	By	/s/ Wendell Huang

Wendell Huang

Senior Vice President and Chief Financial Officer

TSMC Arizona and U.S. Department of Commerce Announce up to US$6.6 Billion in Proposed CHIPS Act Direct Funding, the Company Plans Third Leading-Edge Fab in Phoenix

Third fab will produce the most advanced leading-edge semiconductors in the U.S., bringing TSMC’s total investment in Arizona to over US$65 Billion

PHOENIX, Arizona, Apr. 8, 2024 – TSMC (TWSE: 2330, NYSE: TSM) today announced that the U.S. Department of Commerce and TSMC Arizona have signed a non-binding preliminary memorandum of terms (PMT) for up to US$6.6 billion in direct funding under the CHIPS and Science Act. TSMC also announced plans to build a third fab at TSMC Arizona to meet strong customer demand leveraging the most advanced semiconductor process technology in the United States.

As the company makes progress in completing its first fab and continues construction of its second fab at its Arizona subsidiary, the third fab brings TSMC’s total capital expenditure for the Phoenix, Arizona site to more than US$65 billion, making the site the largest foreign direct investment in Arizona history, and the largest foreign direct investments in a greenfield project in U.S. history.

“The CHIPS and Science Act provides TSMC the opportunity to make this unprecedented investment and to offer our foundry service of the most advanced manufacturing technologies in the United States,” said TSMC Chairman Dr. Mark Liu. “Our U.S. operations allow us to better support our U.S. customers, which include several of the world’s leading technology companies. Our U.S. operations will also expand our capability to trailblaze future advancements in semiconductor technology.”

“We are honored to support our customers who have been pioneers in mobile, artificial intelligence and high-performance computing, whether in chip design, hardware systems or software, algorithms, and large language models,” said TSMC CEO Dr. C.C. Wei. “They are the innovators driving demand for the most advanced silicon that TSMC can provide. As their foundry partner, we will help them unleash their innovations by increasing capacity for leading-edge technology through TSMC Arizona. We are thrilled by the progress of our Arizona site to date and are committed to its long-term success.”

TSMC Arizona’s three fabs are expected to create approximately 6,000 direct high-tech, high-wage jobs, building a workforce that will help to support a vibrant and competitive global semiconductor ecosystem that enables leading U.S. companies to gain access to domestically-manufactured, cutting-edge semiconductor products alongside a world-class semiconductor foundry. According to an analysis by the Greater Phoenix Economic Council, this increased investment in three fabs will create more than 20,000 accumulated unique construction jobs, and tens of thousands of indirect supplier and consumer jobs.

TSMC Arizona’s first fab is on track to begin production leveraging 4nm technology in first half of 2025. The second fab will produce the world’s most advanced 2nm process technology with next-generation nanosheet transistors in addition to the previously announced 3nm technology, with production beginning in 2028. The third fab will produce chips using 2nm or more advanced processes, with production beginning by the end of the decade. Each of the three fabs, like all of TSMC’s advanced fabs, will have cleanroom area approximately double the size of an industry standard logic fab.

TSMC practices green manufacturing and aims to serve as a global standard for eco-friendly corporations with constant innovations in energy efficiency, water conservation, waste management, and air pollution control. TSMC Arizona’s fabs are designed and built with that same global vision and aims to achieve a 90% water recycling rate. The company has started the design phase of building an industrial water reclamation plant with a design goal of achieving “near zero liquid discharge”, bringing nearly every drop of water back into the facility.

In addition to the proposed US$6.6 billion in direct funding, the PMT also proposes to provide TSMC with up to US$5 billion in loans. TSMC plans to apply for U.S. Treasury Department Investment Tax Credits of up to 25% of the qualified capital expenditure at TSMC Arizona. The company remains committed to its long-term financial goals, which are 15-20% revenue compound annual growth rate (CAGR) in USD terms, 53% and higher gross margin, and 25% and higher return on equity (ROE).

All TSMC overseas investment are subject to regulatory approvals in Taiwan as necessary.

Remarks from our customers:

“Today’s announcement highlights the strong commitment from Secretary Raimondo and the entire administration to ensure the U.S. plays a central role creating a more geographically diverse and resilient semiconductor supply chain,” said AMD Chair and CEO Lisa Su. “TSMC has a long track record of providing the leading-edge manufacturing capabilities that have enabled AMD to focus on what we do best, designing high-performance chips that change the world. We are committed to our partnership with TSMC and look forward to building our most advanced chips in U.S.”

“TSMC is at the leading edge of advanced semiconductor technology — and when that expertise is paired with the ingenuity of American workers, incredible things are possible,” said Apple CEO Tim Cook. “We are proud to play a key part in the expansion of TSMC’s U.S. production, and we’ll continue to invest in America and support a new era of American advanced manufacturing.”

“We congratulate TSMC for its historic investment and applaud the Commerce Department for its support. TSMC has been a long-standing partner of NVIDIA since we invented the GPU and accelerated computing, and our ongoing innovation in Artificial Intelligence (AI) would not have been possible without them. We are excited to continue our partnership with TSMC as it brings cutting-edge facilities to Arizona.”
Jensen Huang, founder and CEO of NVIDIA

About TSMC
TSMC pioneered the pure-play foundry business model when it was founded in 1987 and has been the world’s leading dedicated semiconductor foundry ever since. The Company supports a thriving ecosystem of global customers and partners with the industry’s leading process technologies and portfolio of design enablement solutions to unleash innovation for the global semiconductor industry. With global operations spanning Asia, Europe, and North America, TSMC serves as a committed corporate citizen around the world.

TSMC deployed 288 distinct process technologies, and manufactured 11,895 products for 528 customers in 2023 by providing broadest range of advanced, specialty and advanced packaging technology services. The Company is headquartered in Hsinchu, Taiwan. For more information please visit https://www.tsmc.com.

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TSMC Spokesperson:	TSMC Deputy Spokesperson:
Wendell Huang Senior Vice President and CFO Tel: 886-3-505-5901	Nina Kao Head of Public Relations Tel: 886-3-563-6688 ext.7125036 Mobile: 886-988-239-163 E-Mail: press@tsmc.com; nina_kao@tsmc.com